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Exhibit 12-a

ADC Telecommunications

Ratio of Earnings to Fixed Charges

Instructions to Paragraph 503(d)—SEC Handbook

	Fiscal Year Ended October 31
	2004	2003	2002	2001	2000
Earnings
Income (loss) before income taxes	$33.2	$(47.9)	$(731.9)	$(1,719.5)	$1,626.1
ADD
+ Adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	—	—	2.6	9.7	—
+ Fixed Charges	14.7	7.2	9.7	16.2	7.9
+ Distributed income of equity investees	—	—	—	—	—
+ ADC's share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—

Sub-total	47.9	(40.7)	(719.6)	(1,693.6)	1,634.0
SUBTRACT
- Interest Capitalized	—	—	—	—	—
- Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
- Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—

Sub-total	—	—	—	—	—

Total Earnings	$47.9	$(40.7)	$(719.6)	$(1,693.6)	$1,634.0

Fixed Charges
Interest Expensed	$8.8	$3.6	$2.4	$8.8	$4.1
Interest Capitalized	—	—	—	—	—
Amortized premiums, discounts & capitalized expenses related to indebtedness	1.6	0.6	—	—	—
Interest Within Rental Expense	4.3	3.0	7.3	7.4	3.8
Preference Security Dividend Requirements	—	—	—	—	—

Total Fixed Charges	$14.7	$7.2	$9.7	$16.2	$7.9

Ratio of Earnings to Fixed Charges	3.3	(5.7)	(74.2)	(104.5)	206.8
Deficiency of Earnings to Fixed Charges		$47.9	$729.3	$1,709.8

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ADC Telecommunications Ratio of Earnings to Fixed Charges Instructions to Paragraph 503(d)—SEC Handbook